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                         TESTA, HURWITZ & THIBEAULT, LLP

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                                ATTORNEYS AT LAW

                                 125 High Street
                        Boston, Massachusetts 02110-2704
Office (617) 248-7000                                         Fax (617) 248-7100
Direct Dial:  (617) 248-7292                            E-Mail:  burnett@tht.com


                                January 26, 2005


VIA FAX AND EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Russell Mancuso, Branch Chief
            Division of Corporation Finance

      Re:   Ionics, Incorporated
            Amendment No. 1 to Preliminary Schedule 14A submitted
              January 24, 2005
            File No. 001-07211

Dear Mr. Mancuso,

      On behalf of our client, Ionics, Incorporated (the "Company" or "Ionics"), we are conveying the Company's responses to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 25, 2005 to Mr. Stephen Korn, the Company's Vice President and General Counsel (the "Comment Letter"), with respect to the Company's response dated January 24, 2005 to the Staff's Comment Letter dated January 21, 2005. Enclosed are pages from the Amended Proxy Statement with the Company's proposed changes responsive to the Staff's comments.

      The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were presented in the Comment Letter. The information set forth in this letter is being provided on a supplemental basis to the Staff. Copies of this letter and the attachments to it are also being delivered under separate cover to Eduardo Aleman of the Staff.

OPINIONS OF IONICS' FINANCIAL ADVISORS - PAGE 21

COMMENT 1: WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 5 AND YOUR SUBSEQUENT TELEPHONE CALLS. IF YOU BELIEVE THAT THE DOLLAR AMOUNT OF COMPENSATION NEED NOT BE DISCLOSED IN THE PROXY STATEMENT, PLEASE INCLUDE NARRATIVE DISCLOSURE THAT PROVIDES INVESTORS A CLEAR UNDERSTANDING OF THE MAGNITUDE OF THE AMOUNT PAID TO THE FINANCIAL ADVISORS BY THE TARGET FOR THE FAIRNESS OPINIONS IN THIS TRANSACTION RELATIVE TO THE AMOUNTS PAID BY THE ACQUIRER OVER THE PAST TWO YEARS. INVESTORS SHOULD BE GIVEN AN OPPORTUNITY TO CONSIDER THIS INFORMATION, ALONG WITH OTHER FACTORS THEY MAY CONSIDER

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January 26, 2005
Page 2


MATERIAL, IN MAKING THEIR VOTING DECISIONS. ALSO DISCLOSE WHAT CONSIDERATION THE IONICS BOARD GAVE THE ACQUIRER'S RELATIONSHIPS WITH THE FINANCIAL ADVISORS.

Company Response: Based on the conference call this morning with the Staff, the Company proposes to make the changes to the disclosure reflected on pages 23 and 25 of the Amended Proxy Statement that are enclosed herewith and to add the following paragraph as the second paragraph under the heading "Opinions of Ionics' Financial Advisors":

            At the time of the engagements of Goldman Sachs and UBS, the Ionics board of directors was informed that Goldman Sachs and UBS had provided investment banking and other services to GE and had advised other companies in connection with transactions with GE. The Ionics board of directors received assurances from each of Goldman Sachs and UBS that it had not been engaged by GE with respect to a potential transaction with Ionics. The Ionics board of directors did not consider the amount of fees for investment banking and other services paid by GE to either Goldman Sachs or UBS.

COMMENT 2: PLEASE EXPAND YOUR DISCLOSURE IN RESPONSE TO COMMENT 3 TO CLARIFY HOW USING TWO FIRMS WOULD ASSIST THE COMPANY IN OBTAINING THE HIGHEST VALUE FOR ITS SHAREHOLDERS. YOU DISCLOSE THAT THE TERMS OF THE MERGER AGREEMENT, INCLUDING THE CONSIDERATION TO BE PAID, WERE THE RESULT OF NEGOTIATIONS PRINCIPALLY BETWEEN MESSRS. BROWN AND WOODBURN. IT APPEARS THAT THE CONSIDERATION HAD ALREADY BEEN NEGOTIATED BETWEEN THE PARTIES, AND THAT EACH FINANCIAL ADVISOR WAS ENGAGED MERELY TO RENDER AN OPINION AS TO THE FAIRNESS OF THE CONSIDERATION ALREADY NEGOTIATED BETWEEN THE TWO PARTIES.

Company Response: The Company proposes to modify the disclosure in the first paragraph under the heading "Opinions of Ionics' Financial Advisors" in the Amended Proxy Statement in response to the Staff's comment, so that the entire paragraph reads as follows:

            The Ionics board of directors selected both Goldman Sachs and UBS as its financial advisors because it believed that using the two firms would assist it in obtaining the highest value for Ionics stockholders. Both firms are internationally recognized investment banking firms that have substantial experience in transactions similar to the transaction contemplated by the Merger Agreement, have significant knowledge of and prior relationships with Ionics, and have significant knowledge of the industries in which Ionics conducts business. Both firms were engaged to act as Ionics' financial advisors at approximately the same time. Throughout the period of their engagements, both firms provided financial advice and assistance to Ionics in connection with the Merger, including assisting Ionics in analyzing the transaction; advising Ionics with respect to its negotiations with GE, Ionics' valuation and the terms and conditions of the transaction; and assisting in the diligence process, all of which Ionics believes helped it obtain the highest value for its stockholders. At the time of their engagements, the Ionics board of directors expected both firms to render their opinions as to the fairness, from a financial point of view, of the consideration to be paid in the Merger. At the meeting held on November 23, 2004, the Ionics board of directors requested that both firms provide their opinion as to the fairness, from a financial point of view, of the $44.00 in cash per share of Ionics common stock to be received by the holders of shares of Ionics common stock pursuant to the Merger Agreement. Obtaining opinions from both firms provided additional support for the determination by the Ionics board of directors as to the fairness

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January 26, 2005
Page 3


      of the consideration to be received by Ionics' stockholders in the Merger. Ionics benefited from the combined expertise of the two firms, which collaborated in performing the financial analyses relating to their opinions, and the separate opinions rendered by their firms which demonstrated their independent conclusions, as further described herein, that the consideration to be received by Ionics' stockholders was fair as of the date of such opinions.

      While the terms of the Merger were negotiated principally between Messrs. Brown and Woodburn, Goldman Sachs and UBS were engaged before the terms of the Merger, including the structure of the transaction and the consideration to be paid in the transaction, were negotiated and both were involved in advising and assisting the Company in connection with the transaction. Disclosure to that effect has been added in the paragraph that appears above. Goldman Sachs and UBS were not, however, "engaged merely to render an opinion as to the fairness of the consideration already negotiated between the two parties."

COMMENT 3: PLEASE MAKE YOUR DISCLOSURE REGARDING THE RELATIONSHIPS WITH THE FINANCIAL ADVISORS MORE CLEAR. SEPARATE INTO DISTINCT PARAGRAPHS THE DISCLOSURE REGARDING THE FEES PAID BY IONICS TO THE FINANCIAL ADVISORS. SIMILARLY, REVISE TO DISCUSS THE WORK EACH FINANCIAL ADVISOR HAS PERFORMED FOR GE IN SEPARATE PARAGRAPHS. AVOID EMBEDDED LISTS; INSTEAD USE BULLETS OR NUMBERED LISTS.

Company Response: The Company proposes to modify the disclosure in the Amended Proxy Statement in response to the Staff's comment. See pages 23 and 25 of the Amended Proxy Statement that are enclosed herewith.

FORM 8-K FILED DECEMBER 13, 2004

COMMENT 4: WE NOTE THAT ON NOVEMBER 23, 2004 - ONE DAY BEFORE THE PARTIES AGREED TO THE MERGER, IONICS APPROVED CASH BONUS PAYMENTS TO 11 MANAGEMENT EMPLOYEES, INCLUDING ITS NAMED EXECUTIVE OFFICERS, IN THE AMOUNT OF $870,000 WHICH ARE IN ADDITION TO CONTRACTUALLY REQUIRED CASH BONUSES. WE NOTE THAT IT ALSO ESTABLISHED TARGET BONUSES FOR MESSRS. BROWN, CURTIS, AND DICKERSON ON THAT DATE. EXPAND TO DISCUSS THIS INFORMATION IN THE PROXY STATEMENT IF THESE ACTIONS WERE RELATED TO THIS TRANSACTION IN ANY WAY. IF THEY WERE NOT RELATED TO THE GE ACQUISITION, ADVISE SUPPLEMENTALLY IN A WRITTEN RESPONSE.

Company Response: The Company proposes to modify the disclosure in the Amended Proxy Statement in response to the Staff's comment. See pages 7, 8, 32 and 33 of the Amended Proxy Statement that are enclosed herewith.

COMMENT 5: PLEASE ALSO EXPLAIN WHY YOUR FORM 8-K WAS NOT TIMELY FILED.

Company Response: The Company mistakenly failed to timely file a Form 8-K with respect to certain of the information contained in the above-referenced Form 8-K, but filed the above-referenced Form 8-K with that information promptly after the mistake was discovered.

                                      * * *


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January 26, 2005
Page 4


      If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Mr. Korn at (617) 926-2500 or the undersigned at (617) 248-7292.

                                         Sincerely,


                                         /s/ Mark H. Burnett
                                         -------------------
                                         Mark H. Burnett

Enclosure

cc:      Eduardo Aleman
         Douglas R. Brown
         Stephen Korn, Esq.
         James W. Burns, Esq.
         Scott Seeley, Esq.
         Howard Chatzinoff, Esq.